UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41672

Nexpu Ltd.

15N, Block B, Zhongzhou Holding Financial Center,

Intersection of Houhai Avenue and Haide 1st Road,

Nanshan District, Shenzhen, Guangdong Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Private Placement

On October 14, 2026, Nexpu Ltd. (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”), as defined in Regulation S of the Securities Act of 1933, as amended (the “Regulation S”), pursuant to which the Company agreed to sell 40,000,000 units (the “Unit”), each Unit consisting of one class A ordinary share, par value of $0.00001 per share, of the Company (the “Class A Ordinary Share”) and one warrant, with each warrant to purchase one Class A Ordinary Share (the “Warrant”), at a price of $0.70 per Unit for an aggregate purchase price of approximately $28,000,000 (the “Offering”). The net proceeds of the Offering will be used for working capital and development of the Company’s enterprise artificial intelligence software and robotics business, as determined by the Company in its sole discretion.

The Warrants are immediately exercisable on the date of issuance at an initial exercise price of $0.71, for cash only. The Warrants expire three years from the date of issuance and are subject to customary anti-dilution provisions reflecting capitalizations and subdivisions or other similar transactions.

The parties to the Purchase Agreement have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Units for the purpose of investment, and (b) the absence of any undisclosed material adverse effects.

On October 19, 2026, the Offering was consummated upon satisfying the closing conditions as set forth in the Purchase Agreement, including, among other things, accuracy of the parties’ representations and warranties and receipt of the aggregate purchase price.

The form of the Purchase Agreement and the form of the Warrant are attached hereto as Exhibit 99.1 and 99.2 respectively and are incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Form of the Purchase Agreement
99.2	Form of the Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexpu Ltd.

Date: October 19, 2026	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

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